UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                                Patriot Gold Corp
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   70337F 10 3
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                                 (CUSIP Number)


                                 Bruce Johnstone
    102 Donaghy Avenue, North Vancouver, B.C. Canada Telephone: 604-250-5121
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 2, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No. :   70337F 10 3
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      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only).

                  Bruce Johnstone
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      2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)
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      3.  SEC Use Only
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      4. Source of Funds (See Instructions): SC.
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      5. Check if Disclosure of Legal  Proceedings Is Required Pursuant to Items
      2(d) or 2(e) ______
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      6. Citizenship or Place of Organization:  Canadian
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Number of
Shares                7.  Sole Voting Power:  13,500,000
Beneficially          ----------------------------------------------------------
Owned by
Each                  8. Shared Voting Power: -0-
Reporting             ----------------------------------------------------------
Person With
                      9. Sole Dispositive Power: 13,500,000
                      ----------------------------------------------------------

                      10. Shared Dispositive Power: -0-
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      11.  Aggregate  Amount   Beneficially  Owned  by  Each  Reporting  Person:
      13,500,000
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      12.Check if the Aggregate  Amount in Row (11) Excludes Certain Shares (See
      Instructions)
--------------------------------------------------------------------------------

      13.Percent of Class Represented by Amount in Row (11):   51.96%
--------------------------------------------------------------------------------

      14.Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

      Security: Common Stock,  par value $.001 per share ("Common Stock") (CUSIP
                No. 70337F 10 3)

      Issuer: Patriot Gold Corp.  Suite 501 1775 Bellevue Avenue West Vancouver,
              B.C., Canada V7V 1A9


Item 2.  Identity and Background

      (a)   Bruce Johnstone

      (b)   102 Donaghy Avenue North Vancouver, B.C. Canada V7P 2L5

      (c)   Businessman 102 Donaghy Avenue North Vancouver, B.C. Canada V7P 2L5

      (d)   None

      (e)   None

      (f)   Canadian


Item 3.  Source and Amount of Funds or Other Consideration

            Bruce Johnstone (the "Reporting Person") was issued 13,500,000 shares of Series A 7% Redeemable Preferred Shares (the "Preferred Stock") by Patriot Gold Corp. (f/k/a Northern Ostrich Corp.) (the "Issuer") on June 11, 2003 as compensation for his services as the sole officer and director of the Issuer.

            As of September 2, 2003, the Reporting Person and the Issuer executed and delivered an agreement (the "Agreement") whereby the Preferred Stock was exchanged by the Issuer for 13,500,000 shares of common stock of the Issuer. There was no additional consideration between the parties for such exchange; however, the Reporting Person agreed to consider transferring an aggregate of 9,000,000 shares of his common stock to the current directors of the Issuer and the Issuer agreed that, prior to December 31, 2003 or in the next registration statement the Issuer prepares if filed prior to such date, it will file a registration statement covering the shares of common stock held by the Reporting Person.

            For the terms and conditions of the Agreement, reference is hereby made to such agreement annexed hereto as Exhibit 1. All statements made herein concerning the foregoing agreement are qualified in their entirety by reference to Exhibit 1.


Item 4.  Purpose of Transaction.

            As described above, the Reporting Person initially acquired the Preferred Stock as compensation for his services to the Issuer. As of the date of this filing, the Reporting Person is no longer an officer or director of the Issuer. The purpose of the transaction whereby the Issuer exchanged the Preferred Stock for 13,500,000 shares of common stock was to eliminate the preferential dividend and liquidation rights of the Reporting Person and issue him shares of common stock in lieu thereof.

Item 5. Interest in Securities of the Issuer.


      (a) The Reporting Person is the beneficial owner of 13,500,000 shares of common stock, or approximately 51.96% of the issued and outstanding shares of common stock of the Issuer.

      (b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares of common stock of the Issuer currently owned by it.

      (c)   Except for the exchange of the Preferred Stock for 13,500,000 shares
            of  common  stock,   the  Reporting  Person  has  not  effected  any
            transactions in the shares of the Issuer for the past 60 days.


      (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.


      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Pursuant to the Agreement, the Issuer agreed that, prior to December 31, 2003 or in the next registration statement the Issuer prepares if filed prior to such date, it will file a registration statement covering the shares of common stock held by the Reporting Person.

         Pursuant to the Agreement, the Reporting Person agreed to consider transferring 3,000,000 shares of his common stock to each of the three directors of the Issuer. The Reporting Person agreed to make such decision, which shall be made in his sole and absolute discretion, prior to the end of the Issuer's next fiscal quarter.

         Other than the Agreement, there are no other contracts, arrangements, understandings or relationships between the Reporting Person and the Issuer.

Item 7.  Material to be Filed as Exhibits.

      Exhibit 1. Agreement dated as of September 2, 2003 by and between the Issuer and the Reporting Person.






                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct.


Date:  October 16, 2003




                                                             /s/ Bruce Johnstone
                                                             -------------------
                                                                 Bruce Johnstone